UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Entrée Gold Inc. (the “Company”)

Suite 1201 - 1166 Alberni Street

Vancouver, BC V6E 3Z3

Item 2.	Date of Material Change

May 16, 2007

Item 3.	News Release

The News Release dated May 16, 2007 was disseminated via CCN Matthews.

Item 4.	Summary of Material Change

The Company appointed The Rt Honourable Michael Howard, QC, MP as a director. Mr. Howard will serve as Deputy Chairman.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, see Schedule “A”.

The Company welcomes the addition of Mr. Howard to the board. His years of experience on the international stage and extensive knowledge of the financial markets will be invaluable to the Company’s strategic planning and development. He has a long-standing interest in Mongolia. He has visited the country and, most recently, joined its president in addressing a symposium held in London on investment in Mongolia.

Mr. Howard, the former leader of the Conservative Party in Britain and a distinguished lawyer, has filled many government posts, including Home Secretary, Secretary of State for Employment and Secretary of State for the Environment. Since leaving office he was Shadow Foreign Secretary and then Shadow Chancellor. He remains a Member of Parliament until the next election.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Greg Crowe, President and CEO

604.687.4777

Item 9.	Date of Report

Dated at Vancouver, BC, this 16th day of May, 2007.

SCHEDULE “A”

THE RT HONOURABLE MICHAEL HOWARD JOINS

ENTRÉE GOLD AS DEPUTY CHAIRMAN AND DIRECTOR

Vancouver, B.C., Wednesday, May 16, 2007 - Entrée Gold Inc. (TSX:ETG; AMEX:EGI; Frankfurt:EKA – “Entrée” or the “Company”) is pleased to announce that The Rt Honourable Michael Howard, QC, MP has been appointed Deputy Chairman and a director of the Company.

Mr. Howard, the former leader of the Conservative Party in Britain and a distinguished lawyer, has filled many government posts, including Home Secretary, Secretary of State for Employment and Secretary of State for the Environment. Since leaving office he was Shadow Foreign Secretary and then Shadow Chancellor. He remains a Member of Parliament until the next election.

Mr. Howard has a long-standing interest in Mongolia. He has visited the country and, most recently, joined its president in addressing a symposium held in London on investment in Mongolia.

Entrée’s President, Greg Crowe, commented: “We are delighted to welcome Michael to our Board. His years of experience on the international stage and extensive knowledge of the financial markets will be invaluable to our strategic planning and development. Michael has demonstrated a keen interest in Mongolia and in Entree and will be a key contributor as we advance our projects.”

Since 2005, Mr. Howard has been appointed to a number of corporate boards and is the European Chairman of Diligence, a leading business intelligence consultancy.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is a Canadian mineral exploration company focused on the exploration and development of gold and copper prospects, worldwide.

Most notably, the Company is a large landholder in Mongolia, where it holds a 100% interest in mineral concessions that comprise the 179,590-hectare Lookout Hill (Shivee Tolgoi) property, which completely surrounds the 8,500-hectare Turquoise Hill (Oyu Tolgoi) project of Ivanhoe Mines Ltd. (“Ivanhoe”), and hosts the Hugo North Extension of the Hugo Dummett Deposit.

Lookout Hill Earn-in Agreement and Hugo North Extension

Under an “Earn-In Agreement” announced in October 2004, Ivanhoe has the right to earn an interest in approximately 40,000 hectares of Entrée’s Lookout Hill property. Details of the Earn-In Agreement are available on Entrée’s website at www.entreegold.com and on SEDAR at www.sedar.com. The Hugo North Extension on Lookout Hill, identified through drilling conducted by Ivanhoe as part of the Earn-In Agreement, contains an indicated resource of 117 million tonnes averaging 1.8% copper and 0.61 grams per tonne (g/t) gold for a copper equivalent grade of 2.19%. The contained metal in this Indicated Resource is estimated at 4.6 billion pounds of copper and 2.3 million ounces of gold. An additional

Inferred Resource for this area is estimated at 95.5 million tonnes grading 1.15% copper and 0.31 g/t gold for a copper equivalent grade of 1.35%, containing 2.4 billion pounds of copper and 950,000 ounces of gold. Both the Indicated and Inferred Resources use a 0.6% copper equivalent cut-off grade. No consideration was made for metallurgical recoveries. (See the Company news release from March 29, 2007).

Rio Tinto and Ivanhoe Investment in Entrée

Significant investments by Rio Tinto and Ivanhoe have contributed to Entrée’s treasury, which currently exceeds CDN$16 million. Entrée plans to use these funds to explore its wholly owned projects in Mongolia and Arizona, and to acquire and explore new projects globally. Ivanhoe and Rio Tinto are the largest shareholders of Entrée, holding approximately 15% and 9% of Entrée’s issued shares, respectively. They have the option to increase their positions to approximately 16% each, by exercising warrants at C$2.75 per share and C$3.00 per share.

Rio Tinto Investment in Ivanhoe

On October 18, 2006, Rio Tinto announced its plans to invest up to US$1.5 billion to acquire a 33.35% equity interest in Ivanhoe, for the purpose of funding the joint development of the Oyu Tolgoi copper-gold project in Mongolia. This is a major vote of confidence by one of the world’s pre-eminent mining companies in both the Oyu Tolgoi project and in Mongolia. Ivanhoe now has a strategic partner with sufficient capital resources to take the world’s richest porphyry copper-gold project to production.

Rio Tinto has also announced that it intends to join Ivanhoe in negotiations with the Mongolian government for a long-term investment agreement. Such an agreement would provide the basis for the financing and development of Oyu Tolgoi. The Mongolian Government appointed a “working group” in September 2006 to work with Ivanhoe for the preparation of an agreement for submission to the Mongolian government’s cabinet.

Trading

Entrée common shares trade on the TSX under the symbol “ETG”, on the AMEX under the symbol “EGI” and on the Frankfurt Stock Exchange under the symbol “EKA”.

FURTHER INFORMATION

Monica Hamm, Investor Relations

Entrée Gold Inc.

Tel: 604-687-4777

E-mail: mhamm@entreegold.com

or

Primoris Group

Tel: 866-368-7330

Email: ETG@primorisgroup.com

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC. (Registrant)
Date May 17, 2007
By: /s/ Mona Forster Mona Forster Corporate Secretary